As filed with the Securities and Exchange Commission on November 25, 2003

Registration No. 333-110459

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

CTRIP.COM INTERNATIONAL, LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 23
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ____________, 2003, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ______, 2003, among Ctrip.com International, Ltd., The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 25, 2003.

By:THE BANK OF NEW YORK,

as Depositary

By:

/s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Ctrip.com International, Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong S.A.R., China, on November 25, 2003.

CTRIP.COM INTERNATIONAL, LTD.

By:  /s/ Neil Nanpeng Shen

Name: Neil Nanpeng Shen

Title: President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature

Title

Date

________*__________ James Jianzhang Liang	Chairman/Chief Executive Officer	Nov. 25, 2003
________*__________ Neil Nanpeng Shen	President/Chief Financial Officer/Director	Nov. 25, 2003
________*__________ Xiaofan Wang	Controller	Nov. 25, 2003
________*__________ JP Gan	Director	Nov. 25, 2003
________*__________ Junichi Goto	Director	Nov. 25, 2003
________*__________ Yufei Hu	Director	Nov. 25, 2003
________*__________ Qi Ji	Director	Nov. 25, 2003
________*__________ Gabriel Li	Director	Nov. 25, 2003
________*__________ Robert Stein	Director	Nov. 25, 2003
________*__________ Suyang Zhang	Director	Nov. 25, 2003
________*__________ Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized Representative in the United States	Nov. 25, 2003

*By: /s/ Neil Nanpeng Shen Neil Nanpeng Shen Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ____________, 2003, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder

4	Previously filed.